June 26, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ameron International Corporation
Form 10-K for the Fiscal Year Ended November 30, 2007
Form 10-Q for the Fiscal Quarter Ended March 2, 2008
File No. 001-09102

Dear Mr. Cash:

On behalf of Ameron International Corporation (the “Company”), this responds to your letter of June 16, 2008. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.

General

1.           With respect to Bondstrand Ltd. and Ameron Saudi Arabia Ltd., please advise uswhether or not they provide you with financial or sales information and whether ornot they pay you a dividend.

RESPONSE:

Bondstrand, Ltd. (“BL”) and Ameron Saudi Arabia, Ltd. (“ASAL”) are joint-venture companies located in Saudi Arabia. The Company holds a minority interest in ASAL, and Ameron B.V. (“ABV”), a wholly-owned subsidiary of the Company located in the Netherlands, holds a minority interest in BL. Neither the Company nor ABV exercise control over either BL or ASAL, nor do they have a role regarding the sale of products by BL or ASAL. The Company receives from ASAL and BL monthly financial statements along with brief operational comments. In addition, the Company receives annual audited financial statements and a budget on an annual basis for the coming fiscal year from ASAL and BL. The Company and ABV periodically receive dividends from ASAL or BL.

2.           We note the statements in your letter dated May 21, 2008 that you understand thatBondstrand Ltd. and Ameron Saudi Arabia Ltd. continue to use technology thatyou had licensed to them, but for which they had both taken the unilateral position that the license had expired, but they continue to use the technologies in the Middle East. Please advise us whether or not you believe that Bondstrand Ltd. and Ameron Saudi Arabia Ltd. use that technology for products sold to Iran or Sudan.

RESPONSE:

The Company licensed its technology to ASAL to manufacture and sell concrete pipe and linings for use in water systems. ABV licensed its technology to BL to manufacture and sell fiberglass pipe and fittings. These licenses to BL and ASAL restrict the sale of products using licensed technology to the territory of Saudi Arabia. We do not believe that ASAL or BL have sold products using such licensed technology, or have otherwise sold any products, for use in Iran or Sudan.

3.           We note that the company’s foreign subsidiaries have made sales into Iran andSudan, either directly or indirectly, that over the past 3 years total about $18million. Please advise us how critical are your company’s products to either countries production to the oil and gas industries in those countries.

RESPONSE:

The products sold were fiberglass pipe which is used for fluid conveyance. The products manufactured and sold by the Company’s foreign subsidiaries are generally available from a number of fiberglass pipe suppliers. In addition, other alternate products, such as steel pipe, are readily available and could easily be substituted for fiberglass pipe in all applications. Therefore, the fiberglass pipe sold into Iran or Sudan would not be considered critical to either country’s oil or gas industries.

*           *           *           *           *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (626) 683-4000.

Sincerely,

/s/ James R. McLaughlin
James R. McLaughlin
Senior Vice President,
Chief Financial Officer & Treasurer